                                         Trading Symbol:  VGZ
                                         Toronto and American Stock Exchanges

______________________________________________________NEWS  __________________

                          VISTA ANNOUNCES 1998 RESULTS

DENVER, COLORADO, APRIL 1, 1999 - Vista Gold is pleased to announce its results for 1998. The Company experienced a loss of $1.6 million for the year compared to a net loss in 1997 of $54.0 million. In the last quarter, the Company expensed all holding costs for its Bolivian properties and all start-up costs for its Mineral Ridge mine. Prior to the adjustments, the Company had earnings of $1.6 million.

                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             YEARS ENDED DECEMBER 31
                                                                             -----------------------
                                                                         1998           1997         1996
                                                                         ----           ----         ----
Gold revenues                                                        $ 37,083       $ 40,123     $ 34,847
Net cash provided by (used in) operating activities                    10,487          1,400       (3,359)
Net loss                                                               (1,640)       (54,019)     (11,826)
Loss per share                                                          (0.02)         (0.61)       (0.21)


                             CONSOLIDATED PRODUCTION
                                    (OUNCES)

Gold                                       112,838       117,378       89,381
Silver                                     235,784       479,920      321,315


In 1998, the Hycroft mine produced 112,685 ounces of gold at a direct cash cost of $222 per ounce and 235,636 ounces of silver. The low costs at Hycroft were a result of the steps taken by the Company at the beginning of the year, which included modifying the mine plan and liquidating its forward position in the gold futures market. The Company was also able to completely retire the Hycroft project debt of $13 million.

Mining operations were suspended at Hycroft in December as a result of low gold prices, but the mine will continue to produce gold in 1999 and into 2000 from ore stockpiled on the heap leach pads. The Company estimates that 1999 production will be approximately 25,000 ounces of gold. Production through February was 11,147 ounces and is projected to be 16,000 ounces for the first quarter of 1999. Vista Gold will continue to maintain the operations on a standby basis and undertake reclamation in areas that will not be disturbed should operations restart.

 A reconciliation of Brimstone ore reserves mined showed that 30 percent more gold was mined than projected from the mineable reserves estimated from exploration results prior to mining. The Board of Directors have approved a $400,000 exploration program, to be completed by September 1999, which includes approximately 6,000 feet (1,829 meters) of diamond drilling and 11,000 feet (3,350 meters) of angle reverse circulation drilling to determine if this upgrading applies to the remaining Brimstone gold

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resources. A positive result from this study could add significantly to Vista
Gold's mineable reserves and allow the Hycroft mine to resume production at a gold price of $300 per ounce. Preliminary estimates made by the Company indicate production at Hycroft could be resumed at a rate of 50,000 to 70,000 ounces per year for a minimum of 5 years, at an estimated cash cost of $220 to $250 per ounce of gold.

In late October 1998, the Company acquired the Mineral Ridge mine located near Silver Peak, Nevada. The project was constructed by Cornucopia Resources Ltd. for a cost in excess of $17 million, but had failed to meet commercial production loan tests and had been shut down in December 1997. The Company completed an in-depth technical review and undertook a number of modifications to eliminate the problems experienced by Cornucopia. Start-up commenced in early November and, by the end of February 1999, the plant was producing gold at the rate of 100 ounces per day. The first quarter production is projected to be 3,500 ounces. The start-up period, which lasted approximately four months, took slightly longer than expected, but the operation is expected to be at planned capacity commencing with the second quarter 1999.

At year-end, the Mineral Ridge mine had proven and probable reserves of approximately 4 million tons at a grade of 0.06 ounces per ton, containing 241,000 ounces of gold. The Company estimates that the 1999 average cash production costs will be approximately $226 per ounce and production will be between 40,000 and 45,000 ounces in 1999.

In Bolivia, on the Amayapampa project, the Company recently completed studies on a revised development plan, which evaluated the economics of combining the underground Capa Circa mine with the nearby open-pit Amayapampa project. The studies, which were completed in February 1999, showed a significant enhancement over previous studies and demonstrated the economic viability of the project at a gold price of $300 per ounce.

The revised project is projected to have an average production rate over the first five years of 50,100 ounces per year and an increased proven and probable reserve at Amayapampa of 548,000 ounces. In addition, Capa Circa hosts a resource of 46,000 ounces of gold. The estimated cash production costs of the project will be $157 per ounce of gold and the initial capital cost will be approximately $26 million. The project also shows improved economics with a projected after-tax internal rate of return of over 17 percent at a $300 gold price. Vista is focussing its efforts on arranging the financing for this project so that construction can begin during the third quarter of 1999.

To summarize, the Company has repositioned itself to continue to be an economic producer of gold with prices at $300 per ounce or below. At year-end, the Company's working capital was $12.7 million excluding debt (the combined $15.6 million Mineral Ridge debt is not guaranteed by the Company). The Company's plans to operate the Mineral Ridge mine and explore the Hycroft Brimstone ore reserve are expected to be achieved using its existing and projected financial resources. In Bolivia, at the Amayapampa project, the Company will pursue all appropriate avenues of financing for this expected low-cost development project.

                                       ---
The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.

For further information, please contact Investor Relations at (303) 629-2450.